SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                           Certificate of Notification

        Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,652] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: Southwestern Public Service Company (the "Company")

        This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, Paragraph 36,621].

1.   Type of the security or securities:
       Adjustable Rate Tender Securities (the "Bonds")

2.   Issue, renewal or guaranty:
       Renewal (interest rate on the Bonds converted from a rate adjusted weekly to a fixed rate)

3.   Principal amount of each security:
       $44,500,000

4.   Rate of interest per annum of each security:
       5.20%

5.   Date of issue, renewal or guaranty of each security:
       June 17, 1999

6.   If renewal of security, give date of original issue:
       August 29, 1991

7.   Date of maturity of each security:
       July 1, 2011

8.   Name of the person to whom each security was issued, renewed or guaranteed:
       Public issue

9.   Collateral given with each security, if any:
       none

10.  Consideration received for each security:
       $44,500,000

11.  Application of proceeds of each security:
       The proceeds were used for the purchase of the weekly rate bonds required to be tendered on the conversion date as provided in the Indenture of Trust.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:
     a)  the provisions contained in the first sentence of Section 6(b):
         Not applicable
     b)  the provisions contained in the fourth sentence of Section 6(b):
         Not applicable
     c) the provisions contained in any rule of the commission other than Rule U-48:
         Applicable statement.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
     Section 6(b)).
         Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
        Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48
     [Reg. Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed.
        Rule 52

                                      Southwestern Public Service Company


                                      By: /s/ Nancy E. Felker
                                              Nancy E. Felker
                                              Assistant Treasurer

Date: June 30, 1999